UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the

registrant

by furnishing the information contained in

this form

is also thereby furnishing the information

to the Commission pursuant to Rule 12g3-

2(b) under the Securities Exchange Act of

1934.)

Yes                      No      X

KT Corporation (NYSE symbol: KTC) Record Date for Voting Rights and Dividend

KT Corporation (NYSE symbol: KTC) will close its shareholder registry from January 1, 2005 until January 31, 2005. Shareholders that are registered in KT Corporation”s shareholder registry as of December 31, 2004 will be entitled to exercise their voting rights at the Annual General Meeting of Shareholders and to receive dividends for the 2004 fiscal year.

The date of the Annual General Meeting of Shareholders and the proposed dividend rate will be notified to the shareholders upon the resolution of the board of directors” meeting scheduled to be held in February 2005.

Actual dividend rate will be subject to the approval of the Annual General Meeting of Shareholders scheduled to be held in March 2005. However, for your reference, KT informs you that the Annual General Meeting of Shareholders for 2003 fiscal year was held on March 12, 2004 and the dividend rate before withholding tax was 40% (Korean Won 2,000) of the par value, Korean Won 5,000 of Common Stock of KT Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2004

KT Corporation

By:	/s/ Wha - Joon Cho
Name:	Wha - Joon Cho
Title:	Managing Director